Filed by HEC Holdings, Inc.
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472


The following was distributed to employees of Hughes and its subsidiaries beginning September 25, 2002:


Employee Questions & Answers - September 2002

This is the fourth update to employee questions and answers about the EchoStar Transition. HUGHES Corporate Communications will publish updates on the HUGHESNet Transition News website, http://hughesnet.hughes.com/transition/index.html. If you have a question, please send it to employee.communications@hughes.com or call (888) 832-5306 or
(310) 662-5208 or FAX to (310) 647-6213. Thanks for the questions sent in so far. We will continue to work on getting answers for you in the weeks ahead.

--------------------------------------------------------------------------------
NOTE: Many of you have specific questions regarding impacts to your own department, work group and job in the merger with EchoStar. We understand the importance of receiving answers to these questions, however, until the transition teams have completed their work and any recommendations are made for integrating organizations, answers on individual impacts are not possible. Specifics regarding particular work groups and individual employees are expected to be addressed sometime after the closing of the merger.
--------------------------------------------------------------------------------

GENERAL QUESTIONS:
------------------

1. What is the schedule for merger integration planning and implementation?

           The transition team from EchoStar and HUGHES is working on integration planning for the companies, currently focused primarily on the U.S. DTH businesses, but has not yet established an overall schedule for merger integration activities and implementation.

2.         Do we have contingency plans if this transaction isn't completed?

           GM, HUGHES and EchoStar believe that the transaction should be approved on its merits. If the transaction is not completed we believe HUGHES will have a variety of options to consider. However, we believe it is in the best interest of HUGHES, GM and all company stakeholders for the merger to be completed and that is the focus of our activities.

LAYOFFS/SEVERANCE
-----------------

3.         What are the severance provisions for layoffs due to the merger?

           For 24 months following the Closing Date, EchoStar has agreed with HUGHES to continue to provide severance benefits as described in the current plans applicable to HUGHES and its operating companies and subsidiaries. These plans vary. Please refer to your company intranet or your Human Resources group for specific details.

--------------------------------------------------------------------------------
TRANSITION NEWS
--------------------------------------------------------------------------------

4.         In the event of layoffs, will employees receive 8 weeks notice?

           The Employee Transition Assistance Plan (ETA) says management will try to give 4 to 8 weeks notice, barring unusual circumstances.

5. Is there a severance package for DIRECTV U.S. employees who are offered a job with the merged company and a relocation package, but who do not want to relocate?

           A DIRECTV U.S. employee may qualify for SPECIAL SEVERANCE or regular EMPLOYEE TRANSITION ASSISTANCE (ETA), depending upon the individual circumstances:

           SPECIAL SEVERANCE:
           If an employee's current job is eliminated at its current location due to the merger with EchoStar, and within two years following the Closing Date, but the employee is offered a job with the new company at another location, the employee could decline the job offer and WOULD BE ELIGIBLE for Special Severance if:

                     a) The employee's commute increases by more than 50 miles and he is not offered a relocation package comparable to the existing DIRECTV relocation package

                     OR

                     b) The employee is not offered total compensation greater than or equal to 90% of what he or she currently receives

           ETA:
           If the employee in the situation described above is not eligible for Special Severance because he has been offered a comparable relocation package, he would still be eligible for regular ETA benefits if the offered position is more than 50 miles away from the current work location, subject to meeting the other terms and conditions of the ETA Plan.

           In any case, an employee cannot receive BOTH Special Severance and regular ETA. Payment of Special Severance or regular ETA severance benefits remains subject to the terms of the applicable plan.

COMPENSATION & STOCK OPTIONS
----------------------------

6.         How will the 2002 bonus payout be handled after the merger closes?
           Who determines the individual payouts?

           EchoStar has agreed with HUGHES to continue certain bonus plans (such as AIP, Results Sharing and Sales) for at least 12 months after the Closing Date. The management of the new company may or may not choose to make changes to the performance targets for these bonus plans after the Closing Date. If there are no changes by the management of the new company for the remainder of the 2002 bonus cycle, bonuses will continue to be provided pursuant to the

--------------------------------------------------------------------------------
TRANSITION NEWS
--------------------------------------------------------------------------------

           terms of the applicable bonus plan. Please refer to your company intranet or your Human Resources group for specific details about these bonus plans.

           If the management of the new company decides to revise the performance targets for the post-close through year-end period, then the management of the new company, in a manner consistent with past practice and the terms and conditions of the applicable plan, will assess the January 2002 through Close date performance based on the original plan targets and "freeze" a pro-rated award for each participant. This would constitute the Minimum Bonus Amount. The remaining performance in 2002 under the new company's performance targets would then be evaluated in January and, to the extent the performance targets have been achieved, added to the Minimum Bonus Amount. If there is a change to the performance targets (post-close) in 2002, employees would be notified as soon as possible.

7. Will there be additional GMH stock option grants prior to the close of the merger?

           No. There will be no additional GMH stock option grants prior to the close of the merger.

8.         If the merger is approved, will employees be subject to a pay cut?

           EchoStar has agreed with HUGHES not to reduce salaries and hourly wage rates for current employees as of the Closing Date, for at least 12 months following the Closing Date. Decisions about any future changes to pay (more than 12 months after the Closing Date) will be made by the management of the new company.

9. What happens to my unvested GMH stock options after the Close of the merger with EchoStar?

           At Close, all GMH stock options, including the Stock Up On Hughes stock options, will convert automatically into New EchoStar Class C stock options. There will be no change in the number of shares or in the grant price. Stock options that are unvested at Close will immediately and automatically become fully vested and exercisable, except for stock options granted on June 22, 2001, and options granted after the announcement of the EchoStar Transaction (these unvested options will continue to vest according to the schedule set up on the grant dates).

           All restrictions and conditions on stock options, as described in the HUGHES Incentive Plan, will remain in effect.

           (For additional information, please see previous employee communications, such as the Employee Summary Sheet dated October 29, 2001, Q&As #2 and #3 in the Employee Question and Answer dated November 8, 2001, and Q&A #4 in the Transition News Employee Questions and Answers - June 2002.)

--------------------------------------------------------------------------------
TRANSITION NEWS
--------------------------------------------------------------------------------

RETIREMENT
----------

10. Can employees in the contributory retirement plan receive a projection now of potential benefits in case they might subsequently receive a layoff notice due to the merger?

           Employees in the Contributory Retirement Plan can ask for and receive a projection of their regular retirement benefits at any time by contacting SPECTRUM. However, projections of benefits provided if selected for layoff due to the Change in Control, either under our current 50/15 layoff benefit or under the Special Pension Window for change in control, are not available until the employee is actually selected for layoff.

11. Will we lose our retirement earnings if EchoStar changes the Retirement Plans 12 months after the Close of the merger?

           You do not lose vested benefits that you have accrued, regardless of what happens to the Hughes Non-bargaining Employee Retirement Plan in the future. You are fully vested in the Plan once you have five years of service.

           EchoStar has agreed with HUGHES to keep the Contributory Retirement Plan in place for 5 years following the Closing Date and to keep the Non-Contributory/Cash Balance Plan in place for 12 months following the Closing Date.

--------------------------------------------------------------------------------
NOTE: General retirement plan questions should be directed to SPECTRUM at 1-800-457-5700.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NOTE: This is a general summary highlighting certain employee compensation and benefits issues which remains subject to the terms of the Employee Matters Agreement between HUGHES and EchoStar and does not apply to union employees. It is not intended as a Summary Plan Description or Plan Document.
--------------------------------------------------------------------------------

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

--------------------------------------------------------------------------------
TRANSITION NEWS
--------------------------------------------------------------------------------

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.